

Mail Stop 4628

March 14, 2016

Via E-Mail
Pasquale Conte
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
1111 Marcus Avenue
Lake Success, NY 11042

> **Re:** **The Hain Celestial Group, Inc.**
> **Form 8-K**
> **Furnished February 1, 2016**
> **File No. 000-22818**

Dear Mr. Conte:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished February 1, 2016

1. The presentation of adjusted EBITDA shown on page 6 of Exhibit 99.1 includes a line item captioned "adjustments". After considering note (a) to the presentation and the information on pages 9 through 12, the specific items included in the "adjustments" line item appears unclear. Accordingly, revise your presentation to include a clearly understandable reconciliation of adjusted EBITDA to the most directly comparable GAAP measure. See Item 10(e)(1)(i)(B) of Regulation S-K.

2. The reconciliations appearing on pages 9 and 11, in the form of full income statements, appear to result in non-GAAP amounts being presented with greater prominence than GAAP amounts. This is particularly so given your presentation of prior period comparative amounts on a non-GAAP basis only. Revise your presentation to provide reconciliations in a form other than a full income statement. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation .

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources